Exhibit 99.1

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Trinidad and Tobago: Start-up of production

from Phase 2 of the Greater Angostura gas field

Paris, May 11, 2011 - Total (30%) and partners BHP Billiton (45%, operator) and Chaoyang (25%) announce the start-up of the Phase 2 gas development of the Greater Angostura field with a design capacity of 280 million cubic feet of gas per day (7.9 million cubic metres per day).

The Greater Angostura field includes oil and gas discoveries at Aripo, Kairi and Canteen. It is situated in the Block 2(c) approximately 40 kilometres off the northeastern coast of Trinidad, in 40 metres water depth.

The first development phase, which started in January 2005, produces oil from Kairi and Canteen with the associated gas re-injected. The second phase consists in producing the gas principally from Aripo. A new gas production platform has been installed alongside the existing oil facilities. The project was delivered on schedule and within budget.

The National Gas Company of Trinidad and Tobago Limited (NGC) will take delivery of the gas.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com